# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50215C109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6800 INDIAN CREEK DR. SUITE 1E, MIAMI BEACH, Florida (FL), 33141
Date of event which requires filing of this statement: 11/10/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001997917

## Reporting persons
- Su Wilson: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); sole voting power 20,000,571; shared voting power 0; sole dispositive power 20,000,571; shared dispositive power 0; aggregate amount beneficially owned 20,000,571 (9.9% of the class)

## Item 1. Issuer
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6800 INDIAN CREEK DR. SUITE 1E, MIAMI BEACH, FLORIDA, 33141

## Item 2. Person Filing
Name of person filing: Wilson Su
Address of principal business office or, if none, residence:
#2206 8 Smithe Mews
Vancouver, British Columbia V6B 0A5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 20,000,571 shares of common stock beneficially owned indirectly through Mercantile Holdings Inc., a British Columbia corporation, which acquired the shares from the issuer pursuant to the issuer's underwritten registered public offering that closed on that date.
Percent of class:
9.9%

This percentage was calculated based on a total of 201,919,966 shares of common stock outstanding as of November 16, 2023.
Sole power to vote or to direct the vote: 20,000,571
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,000,571
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Su Wilson: /s/ Wilson Su, Individual (01/27/2025)